Item 6 (a), Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings Per Common Share/Unit

For the Periods

	July 1, 2003 through September 30, 2003	January 1, 2003 through September 30, 2003
	(unaudited)	(unaudited)
Net Income (Loss)	$(44,490)	$(412,292)

Weighted Average Number of Common Shares Outstanding	4,222,870	4,222,870

Earnings (Loss) per Common Share	$(0.01)	$(0.10)

	July 1, 2002 through September 30, 2002	January 1, 2002 through September 30, 2002
	(unaudited)	(unaudited)
Net Income (Loss)	$(68,273)	$(330,236)

Weighted Average Number of Units Outstanding	4,222,870	4,223,639

Earnings (Loss) per Unit	$(0.02)	$(0.08)